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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:           3235-014
                                                  EXPIRES:    SEPTEMBER 30, 1998
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE ....... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name AND Ticker or        6. If Amendment, Date
     Stoll      David                         Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)                8x8, Inc. - EGHT                  (Month/Day/Year)
     (Last)     (First)     (Middle)           August 17, 1999           ----------------------------------
   2445 Mission College Blvd.              ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person(s) to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group (Check
   Santa Clara   California   95054           Person (Voluntary)               Director          10% Owner      applicable line)
--------------------------------------                                   -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------    X   Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                            Acting Chief Financial Officer   -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).                                    SEC 1473 (7-96)

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security    2. Date              3. Title and Amount of     4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                         Exercisable and      Securities Underlying      sion or       ship        Beneficial Ownership
                                      Expiration Date      Derivative Security        Exercise      Form of     (Instr. 5)
                                      (Month/Day/          (Instr. 4)                 Price of      Deriv-
                                      Year)                                           Deri-         ative
                                                                                      vative        Security:
                                                                                      Security
                                    ----------------------------------------------                  Direct
                                      Date      Expira-                  Amount or                  (D) or
                                      Exercis-  tion        Title        Number                     Indirect (I)
                                      able      Date                     of Shares                  (Instr. 5)

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Employee Stock Option (right to buy)   (1)    11/5/2006   Common Stock     22,000        $2.82          D
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Employee Stock Option (right to buy)   (2)    6/15/2008   Common Stock     12,000        $2.82          D
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Employee Stock Option (right to buy)   (3)    10/19/2008  Common Stock      7,500        $2.44          D
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Employee Stock Option (right to buy)   (4)    2/16/2009   Common Stock      2,000        $4.75          D
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Employee Stock Option (right to buy)   (5)    4/9/2009    Common Stock      1,500        $4.50          D
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Employee Stock Option (right to buy)   (6)    8/17/2009   Common Stock     10,000        $3.125         D
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                                                          TOTAL            55,000
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Explanation of Responses:

(1)  1/4 of the shares vest one year after November 18, 1996 and 1/36th of the remaining shares vest on the last day of each fill month thereafter. The shares will not be exercisable from September 2, 1998 until
     September 2, 1999.

(2)  1/48th of the shares vest on the last day of each full month after June 15, 1998 until all of the shares have vested. The shares will not be exercisable from September 2, 1998 until September 2, 1999.

(3)  1/48th of the shares vest on the last day of each full month after October 19, 1998 until all of the shares have vested.

(4)  1/48th of the shares vest on the last day of each full month after February 16, 1999 until all of the shares have vested.

(5)  1/4th of the shares vest six months after April 9, 1999 and 1/18th of the remaining shares vest on the last day of each month thereafter.

(6)  1/48th of the shares vest on the last day of each full month after August 17, 1999 until all of the shares have vested.



                                                                                     /s/ DAVID STOLL               August 26, 1999
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date

Note. File three copies of this form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                              Page 2
                                                                                                                     SEC 1473 (7-96)
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